UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant’s name)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On July 26, 2022, TDH Holdings, Inc. (the “Company”) completed a private placement of securities, and entered into a securities purchase agreement (the “Securities Purchase Agreement”) with eight accredited investors (the “Investors”) pursuant to which the Company sold to the Investors an aggregate 4,000,000 of its Common Shares, at a price of $1.50 per share and warrants at a price of $0.01 per warrant (the “Warrant”) to purchase up to an aggregate 4,000,000 of its Common Shares, for gross proceeds of $6,040,000. The Warrants have an exercise price of $2.44 per share, and a term of two years.  The Warrants are immediately exercisable upon issuance and have a cashless exercise feature.

The foregoing summaries of the terms of the Securities Purchase Agreement and Warrant are subject to, and qualified in their entirety by, such documents attached hereto as Exhibits 10.1 and 10.2 respectively, which are incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Form of Securities Purchase Agreement
10.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.

By:	/s/ Dandan Liu
Dandan Liu
Chair and Chief Executive Officer

Dated: July 26, 2022

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